Exhibit 99.1

Sea Limited Reports Second Quarter 2020 Results

Singapore, August 18, 2020 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Highlights

▪    Group

o	Total adjusted revenue was US$1,287.2 million, up 93.4% year-on-year from US$665.4 million for the second quarter of 2019.
o	Total gross profit was US$200.8 million, up 106.1% year-on-year from US$97.4 million for the second quarter of 2019.
o	Total adjusted EBITDA was US$7.7 million compared to US$(11.0) million for the second quarter of 2019.

▪    Digital Entertainment

o	Adjusted revenue was US$716.2 million, up 61.6% year-on-year from US$443.2 million for the second quarter of 2019.
o	Adjusted EBITDA was US$436.2 million, up 65.4% year-on-year.
o	Adjusted EBITDA margin increased to 60.9% for the second quarter of 2020 from 59.5% for the second quarter of 2019.
o	Quarterly active users (“QAUs”) reached 499.8 million, an increase of 61.0% year-on-year from 310.5 million for the second quarter of 2019.
o	Quarterly paying users grew by 91.2% year-on-year to 49.9 million, which represented 10.0% of QAUs for the second quarter compared to 8.4% for the same period in 2019.
o	Average adjusted revenue per user was US$1.4, in line with that for the second quarter of 2019.
o	Our self-developed global hit game, Free Fire, achieved a new record high of over 100 million peak daily active users and, according to App Annie[1], was the highest grossing mobile game in Latin America and in Southeast Asia in the second quarter. Free Fire also ranked third globally by downloads in the mobile games category in the second quarter, according to App Annie[1].
o	In July 2020, Garena hit a new record high in monthly adjusted revenue. Free Fire also achieved a new record in monthly paying users in July, which more than doubled year-on-year.
o	Our esports and community building efforts continued to attract significant followings in the second quarter. Free Fire esports tournaments accumulated over 120 million online views for the quarter. In June, we hosted Free Fire Asia All-Stars 2020, a pan-regional two-day event for both professional teams and influencers, which recorded over 20 million online views to date.

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o	We have also engaged global partners to create new in-game content for our users. For example, in July, Free Fire announced its partnership with Netflix for a special in-game crossover with the global hit Netflix show, Money Heist, which is expected to launch in September.

▪    E-commerce

o	Adjusted revenue was US$510.6 million, up 187.7% year-on-year.
o	Adjusted revenue included US$378.7 million of adjusted marketplace revenue[2], up 174.8% year-on-year, and US$131.9 million of adjusted product revenue[3], up 232.5% year-on-year.
o	Gross orders totaled 615.9 million with accelerated growth of 150.1% year-on-year, compared to a growth rate of 111.2% year-on-year in the first quarter of 2020. Gross orders from Shopee Mall grew at an even faster pace with a year-on-year increase of over 210%.
o	Gross merchandise value (“GMV”) growth further accelerated to 109.9% year-on-year to reach US$8.0 billion for the second quarter, compared to 74.3% year-on-year in the first quarter of 2020.
o	Adjusted revenue as a percentage of total GMV increased to 6.4% in the second quarter. Adjusted marketplace revenue as a percentage of total GMV increased to 4.7%.
o	Adjusted EBITDA was US$(305.5) million, compared to US$(248.3) million for the second quarter of 2019. Adjusted EBITDA loss per order decreased by 50.5% year-on-year to US$0.50, compared to US$1.01 for the second quarter of 2019.
o	In Indonesia, where Shopee is the largest e-commerce platform, it registered over 260 million orders for the market in the second quarter, or a daily average of over 2.8 million orders, an increase of over 130% year-on-year. Shopee also ranked first in Indonesia by average monthly active users, downloads, and total time spent in app on Android, in the Shopping category in the second quarter, according to App Annie[1].
o	Shopee continued to rank number one in the Shopping category by downloads in Southeast Asia, and was among the top three worldwide in the same category, for the second quarter, according to App Annie[1].
o	Both in Southeast Asia and in Taiwan, Shopee continued to rank number one in the Shopping category by average monthly active users, and total time spent in app on Android, for the second quarter, according to App Annie[1].
o	We consistently focus on enhancing user engagement on Shopee by expanding the depth and breadth of social content on our app. Shopee Live, our in-app live-streaming offering, has recorded over 30 million hours watched in the second quarter. We further broadened the types of content that we offer to Shopee Live viewers. For example, in June, we partnered with the organizers of KCON, one of the most popular K-pop music festivals, to stream their annual concert series on Shopee.

Digital Financial Services Update

In the second quarter, we saw accelerated growth in adoption of SeaMoney offerings. Our mobile wallet total payment volume for the quarter exceeded US$1.6 billion. Moreover, quarterly paying users for our mobile wallet services surpassed 15 million.

Integration of mobile wallet services with Shopee deepened further. In July, more than 45% of Shopee’s gross orders in Indonesia, our largest market for SeaMoney, were paid using our mobile wallet. We also continued to expand our suite of online and offline third-party use cases and partnerships.

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Other Updates

As the coronavirus continues to disrupt communities and economic activities in our region, we have been part of many government-led efforts on national economic recovery from the pandemic. For instance, in Singapore in May, our Group Chief Operating Officer, Gang Ye, was appointed to the government-led Emerging Stronger Taskforce set up to guide the country’s economic growth beyond the pandemic. In the same month in Thailand, our Group Chief Economist, Santitarn Sathirathai, was appointed by the Prime Minister of Thailand to the Special National Committee for Re-Opening the Economy as the only member from the business sector. The committee advises the Prime Minister on post-pandemic recovery for the country.

Moreover, our Chairman and Group Chief Executive Officer, Forrest Li, has been serving on the board of directors of the Economic Development Board of the Government of Singapore since February this year.

During this challenging time for our communities, we will continue to focus on serving them well with our offerings, as well as contributing to local communities’ efforts in navigating the challenges and getting back on the road of recovery.

1 Rankings data for App Annie is based on combined data from the Google Play and iOS App Stores, unless otherwise stated. Southeast Asia rankings are based on Indonesia, Malaysia, Philippines, Singapore, Thailand, and Vietnam. Latin America rankings are based on Argentina, Brazil, Chile, Colombia, Mexico, and Uruguay.

2 Adjusted marketplace revenue mainly consists of transaction-based fees and advertising income and revenue generated from other value-added services.

3 Adjusted product revenue mainly consists of revenue generated from direct sales.

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Exchanges and Conversions of 2023 Convertible Notes

As previously announced, in May 2020, concurrently with our offering of 2.375% convertible senior notes due 2025, we entered into separate privately negotiated agreements with certain holders of our 2.25% convertible senior notes due 2023 (the “2023 notes”) to exchange approximately US$150.0 million principal amount of our outstanding 2023 notes for a combination of cash and approximately 6.9 million American Depositary Shares (“ADSs”) (each representing one Class A ordinary share).

In June 2020, we entered into additional separate privately negotiated agreements with certain holders of our 2023 notes to exchange approximately US$144.4 million additional principal amount of our outstanding 2023 notes for approximately 7.3 million ADSs.

In addition, in July 2020, holders of approximately US$107.8 million principal amount of our 2023 notes elected to convert their notes. We issued approximately 5.4 million ADSs to settle such conversion.

In aggregate, such exchanges and conversions are estimated to result in more than US$21 million of saving to us (after netting off the premium we paid for the exchanges) in future interest payments.

As of July 31, 2020, we had 487,738,066 ordinary shares issued and outstanding, comprising 335,562,363 Class A ordinary shares and 152,175,703 Class B ordinary shares, and approximately US$172.8 million principal amount of the 2023 notes remaining outstanding.

Upcoming Changes to Adjusted Revenue Reporting

We have been reporting adjusted revenue of each business segment as a supplemental non-GAAP financial measure to help our investors evaluate our operating performance. Going forward, beginning with our earnings release for the third quarter of 2020, we will discontinue the use of adjusted revenue.

For our digital entertainment segment, in place of adjusted revenue, we will begin disclosing the operating metric “bookings,” which will similarly represent our digital entertainment segment revenue plus change in our digital entertainment deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment. We intend to continue to separately disclose the change in our digital entertainment deferred revenue to reconcile to our GAAP digital entertainment revenue.

For our e-commerce, digital financial services and other services segments, we will discontinue reporting adjusted revenue and any related measures and not provide a corresponding metric. Accordingly, this quarter will be the last quarter in which we report total adjusted revenue of our company.

Other than as described above, this reporting change will not affect our presentation of operating and financial results or any underlying business performance.

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Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended June 30,
	2019	2020
	$	$	YOY%
Revenue
Service revenue
Digital Entertainment	229,478	383,946	67.3%
E-commerce and other services	165,741	364,719	120.1%
Sales of goods	40,932	133,369	225.8%
	436,151	882,034	102.2%
Cost of revenue
Cost of service
Digital Entertainment	(94,952)	(156,539)	64.9%
E-commerce and other services	(198,431)	(388,291)	95.7%
Cost of goods sold	(45,324)	(136,378)	200.9%
	(338,707)	(681,208)	101.1%
Gross profit	97,444	200,826	106.1%
Other operating income	2,437	32,609	1,238.1%
Sales and marketing expenses	(198,074)	(386,349)	95.1%
General and administrative expenses	(101,267)	(144,547)	42.7%
Research and development expenses	(35,059)	(75,347)	114.9%
Total operating expenses	(331,963)	(573,634)	72.8%
Operating loss	(234,519)	(372,808)	59.0%
Non-operating (loss) income, net	(29,210)	7,612	(126.1)%
Income tax expense	(15,278)	(27,821)	82.1%
Share of results of equity investees	(1,089)	(518)	(52.4)%
Net loss	(280,096)	(393,535)	40.5%
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes (1)	(215,114)	(317,665)	47.7%

Basic and diluted loss per share based on net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders (1)	(0.48)	(0.68)	41.7%

Adjusted revenue of Digital Entertainment (1)	443,185	716,210	61.6%
Adjusted revenue of E-commerce (1)	177,449	510,597	187.7%
Adjusted revenue of Digital Financial Services (1)	2,791	11,936	327.7%
Adjusted revenue of Other Services (1)	41,991	48,471	15.4%
Total adjusted revenue (1)	665,416	1,287,214	93.4%
Adjusted EBITDA for Digital Entertainment (1)	263,760	436,235	65.4%
Adjusted EBITDA for E-commerce (1)	(248,251)	(305,477)	23.1%
Adjusted EBITDA for Digital Financial Services (1)	(18,144)	(110,105)	506.8%
Adjusted EBITDA for Other Services (1)	(4,996)	(6,412)	28.3%
Unallocated expenses (2)	(3,339)	(6,503)	94.8%
Total adjusted EBITDA (1)	(10,970)	7,738	(170.5)%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

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Three Months Ended June 30, 2020 Compared to Three Months Ended June 30, 2019

Revenue

The table below sets forth revenue and adjusted revenue generated from our reported segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30,
	2019		2020
	$	% of revenue	$	% of revenue	YOY%
Revenue
Service revenue
Digital Entertainment	229,478	52.6	383,946	43.5	67.3%
E-commerce and other services	165,741	38.0	364,719	41.4	120.1%
Sales of goods	40,932	9.4	133,369	15.1	225.8%
Total revenue	436,151	100.0	882,034	100.0	102.2%

	2019		2020
	$	% of total adjusted revenue	$	% of total adjusted revenue	YOY%
Adjusted revenue
Service revenue
Digital Entertainment	443,185	66.6	716,210	55.6	61.6%
E-commerce and other services	181,299	27.2	437,635	34.0	141.4%
Sales of goods	40,932	6.2	133,369	10.4	225.8%
Total adjusted revenue	665,416	100.0	1,287,214	100.0	93.4%

Our total revenue increased by 102.2% to US$882.0 million in the second quarter of 2020 from US$436.2 million in the second quarter of 2019. Our total adjusted revenue increased by 93.4% to US$1,287.2 million in the second quarter of 2020 from US$665.4 million in the second quarter of 2019. These increases were mainly driven by the growth in each of the segments detailed as follows:

•	Digital Entertainment: Revenue increased by 67.3% to US$383.9 million in the second quarter of 2020 from US$229.5 million in the second quarter of 2019. Adjusted revenue increased by 61.6% to US$716.2 million in the second quarter of 2020 from US$443.2 million in the second quarter of 2019. This increase was primarily due to the increase in our active user base as well as the deepened paying user penetration, and in particular, the continued success of our self-developed game Free Fire.

•	E-commerce and other services: Revenue increased by 120.1% to US$364.7 million in the second quarter of 2020 from US$165.7 million in the second quarter of 2019. Adjusted revenue increased by 141.4% to US$437.6 million in the second quarter of 2020 from US$181.3 million in the second quarter of 2019. This increase was primarily driven by the growth of our e-commerce marketplace, and positive developments in each of our marketplace revenue streams – transaction-based fees, value-added services, and advertising. It is a result of our commitment to continuously enhance our service offerings as we seek to create greater value for our platform users.

•	Sales of goods: Revenue and adjusted revenue increased by 225.8% to US$133.4 million in the second quarter of 2020 from US$40.9 million in the second quarter of 2019, primarily due to the increase in our product offerings.

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Cost of Revenue

Our total cost of revenue increased by 101.1% to US$681.2 million in the second quarter of 2020 from US$338.7 million in the second quarter of 2019.

•	Digital Entertainment: Cost of revenue increased by 64.9% to US$156.5 million in the second quarter of 2020 from US$95.0 million in the second quarter of 2019. The increase was largely in line with revenue growth in our digital entertainment business. Improvement in gross profit margins was largely due to higher revenue contribution from our self-developed game.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services segment combined increased by 95.7% to US$388.3 million in the second quarter of 2020 from US$198.4 million in the second quarter of 2019. The increase was primarily due to higher costs of logistics, including expenses for warehousing associated with value-added fulfilment services we provided to sellers, and other costs incurred in line with growth of our e-commerce marketplace, including, among other costs, higher bank transaction fees driven by GMV growth, as well as higher staff compensation and benefit costs.

•	Cost of goods sold: Cost of goods sold increased by 200.9% to US$136.4 million in the second quarter of 2020 from US$45.3 million in the second quarter of 2019. The increase was largely in line with the increase in our product offerings.

Other Operating Income

Our other operating income increased by 1,238.1% to US$32.6 million in the second quarter of 2020 from US$2.4 million in the second quarter of 2019. The increase in our other operating income was mainly due to the rebates from e-commerce related logistic services provided by third parties.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 95.1% to US$386.3 million in the second quarter of 2020 from US$198.1 million in the second quarter of 2019. The table below sets forth the breakdown of the sales and marketing expenses of our two major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30,
	2019	2020	YOY%
	$	$
Sales and Marketing Expenses
Digital Entertainment	19,219	31,516	64.0%
E-commerce	163,707	268,408	64.0%

•	Digital Entertainment: Sales and marketing expenses increased by 64.0% to US$31.5 million in the second quarter of 2020 from US$19.2 million in the second quarter of 2019. The increase was primarily due to higher online marketing and influencer costs.
•	E-commerce: Sales and marketing expenses increased by 64.0% to US$268.4 million in the second quarter of 2020 from US$163.7 million in the second quarter of 2019. The increase in marketing efforts was aligned with our strategy to fully capture the market growth opportunity and was primarily attributable to the ramping up of brand marketing and other marketing incentives as well as higher staff compensation and benefit costs.

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General and Administrative Expenses

Our general and administrative expenses increased by 42.7% to US$144.5 million in the second quarter of 2020 from US$101.3 million in the second quarter of 2019. This increase was primarily due to higher staff compensation and benefit costs.

Research and Development Expenses

Our research and development expenses increased by 114.9% to US$75.3 million in the second quarter of 2020 from US$35.1 million in the second quarter of 2019, primarily due to the increase in research and development staff force.

Non-operating Income or Losses, Net

Non-operating income or losses consist of interest income, interest expense, investment gain (loss), fair value change for the 2017 convertible notes and foreign exchange gain (loss). We recorded a net non-operating income of US$7.6 million in the second quarter of 2020, compared to a net non-operating loss of US$29.2 million in the second quarter of 2019. This increase was primarily due to a gain from the sale of a controlling equity stake and remeasurement of our remaining stake in an operating entity in our other services segment, partially offset by higher interest expense. As a result of the partial disposition, which occurred in May 2020, the entity, which historically contributed a large portion of our other services segment’s revenue, is no longer consolidated following such disposal. Our net-operating loss in the second quarter of 2019 was primarily due to a fair value loss of US$31.8 million arising from the fair value accounting treatment for the 2017 convertible notes.

Income Tax Expense

We had a net income tax expense of US$27.8 million and US$15.3 million in the second quarter of 2020 and 2019, respectively. The income tax expense in the second quarter of 2020 was primarily due to withholding tax and corporate income tax expenses incurred by our digital entertainment segment.

Net Loss

As a result of the foregoing, we had net losses of US$393.5 million and US$280.1 million in the second quarter of 2020 and 2019, respectively.

Net Loss Excluding Share-based Compensation and Changes in Fair Value of the 2017 Convertible Notes

Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes, was US$317.7 million and US$215.1 million in the second quarter of 2020 and 2019, respectively.

Basic and Diluted Loss Per Share Based on Net Loss Excluding Share-based Compensation and Changes in Fair Value of the 2017 Convertible Notes Attributable to Sea Limited’s Ordinary Shareholders

Basic and diluted loss per share based on net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes, was US$0.68 and US$0.48 in the second quarter of 2020 and 2019, respectively.

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Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on August 18, 2020
7:30 PM Singapore / Hong Kong Time on August 18, 2020

Webcast link:	https://services.choruscall.com/links/se200818.html

Dial in numbers:	US Toll Free: 1-888-317-6003	Hong Kong: 800-963-976
	International: 1-412-317-6061	Singapore: 800-120-5863
United Kingdom: 08-082-389-063

Passcode for Participants: 6052085

A replay of the conference call will be available at the Company’s investor relations website (https://www.seagroup.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@seagroup.com

Media: media@seagroup.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Our mission is to better the lives of consumers and small businesses with technology. We operate three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee, and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan. SeaMoney is a leading digital payments and financial services provider in Southeast Asia.

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Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where it operates, including segments within those industries; changes in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the growth of its digital entertainment, e-commerce and digital financial services businesses and platforms; the growth in its user base, level of user engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries; general economic and business conditions in its markets; and the impact of widespread health developments, including the recent global coronavirus pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities) which could materially and adversely affect, among other things, the business and manufacturing activities of its sellers, merchants and logistics providers, the global supply chain including those of its sellers’ and merchants’, and consumer discretionary spending. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Adjusted revenue” of our digital entertainment segment represents revenue of the digital entertainment segment plus change in digital entertainment deferred revenue. This financial measure is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment. Although other companies may present such measures related to gross billings differently or not at all, we believe that the adjusted revenue of our digital entertainment segment provides supplemental information to investors about the segment’s core operating results, enhancing their understanding of our past performance and future prospects.

•	“Adjusted revenue” of our e-commerce segment represents revenue of the e-commerce segment (currently consisting of adjusted marketplace revenue and adjusted product revenue) plus certain revenues that were net-off against their corresponding sales incentives. This financial measure provides supplemental information on our e-commerce monetization.

•	“Adjusted revenue” of our digital financial services segment represents revenue of the digital financial services segment plus certain revenues that were net-off against their corresponding sales incentives.

•	“Adjusted revenue” of our other services segment represents revenue of the other services segment plus certain revenues that were net-off against their corresponding sales incentives.

•	“Total adjusted revenue” represents the sum of adjusted revenue of all our segments combined. This financial measure enables our investors to follow trends in our overall group monetization capability over time and is a useful performance measure.

•	“Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes” represents net loss before share-based compensation and changes in fair value of convertible notes. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation and changes in fair value of convertible notes are significant expenses.

•	“Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders” represents net loss attributable to Sea Limited’s ordinary shareholders before share-based compensation and changes in fair value of convertible notes. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation and changes in fair value of convertible notes are significant expenses.

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•	“Basic and diluted loss per share based on net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders” represents net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders divided by the weighted average number of shares outstanding during the period.

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) intersegment sales incentives. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

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The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended June 30, 2020
	Digital Entertainment	E- commerce		Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$		$	$	$	$
Revenue	383,946	443,035	(1)	11,687	43,366	-	882,034
Changes in deferred revenue	332,264	-		-	-	-	332,264
Sales incentives net-off	-	67,562		249	5,105	-	72,916
Adjusted revenue	716,210	510,597	(2)	11,936	48,471	-	1,287,214

Operating income (loss)	167,027	(344,842)		(99,227)	(13,393)	(82,373)	(372,808)
Net effect of changes in deferred revenue and its related cost	262,966	-		-	-	-	262,966
Intersegment sales incentives	-	8,251		(12,608)	4,357	-	-
Depreciation and Amortization	6,242	31,114		1,730	2,624	-	41,710
Share-based compensation	-	-		-	-	75,870	75,870
Adjusted EBITDA	436,235	(305,477)		(110,105)	(6,412)	(6,503)	7,738

	For the Three Months ended June 30, 2019
	Digital Entertainment	E- commerce		Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$		$	$	$	$
Revenue	229,478	162,615	(1)	2,067	41,991	-	436,151
Changes in deferred revenue	213,707	-		-	-	-	213,707
Sales incentives net-off	-	14,834		724	-	-	15,558
Adjusted revenue	443,185	177,449	(2)	2,791	41,991	-	665,416

Operating income (loss)	98,126	(269,648)		(18,564)	(7,868)	(36,565)	(234,519)
Net effect of changes in deferred revenue and its related cost	161,283	-		-	-	-	161,283
Depreciation and Amortization	4,351	21,397		420	2,872	-	29,040
Share-based compensation	-	-		-	-	33,226	33,226
Adjusted EBITDA	263,760	(248,251)		(18,144)	(4,996)	(3,339)	(10,970)

(1) For the second quarter of 2020, revenue of $443,035 included marketplace revenue of $311,146 and product revenue of $131,889 net of sales incentives. For the second quarter of 2019, revenue of $162,615 included marketplace revenue of $122,955 and product revenue of $39,660 net of sales incentives.

(2) For the second quarter of 2020, adjusted revenue of $510,597 included adjusted marketplace revenue of $378,708 and adjusted product revenue of $131,889. For the second quarter of 2019, adjusted revenue of $177,449 included adjusted marketplace revenue of $137,789 and adjusted product revenue of $39,660.

(3) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(4) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

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	For the Three Months ended June 30,
	2019	2020
	$	$
Net loss	(280,096)	(393,535)
Share-based compensation	33,226	75,870
Changes in fair value of the 2017 convertible notes	31,756	–
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes	(215,114)	(317,665)

Net (profit) loss attributable to non-controlling interests	(971)	574
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders	(216,085)	(317,091)

Weighted average shares used in loss per share computation:
Basic and diluted	454,527,466	466,495,859

Basic and diluted loss per share based on net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders	(0.48)	(0.68)

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Six Months ended June 30,
	2019		2020
	$		$
Revenue
Service revenue
Digital Entertainment	402,877		753,629
E-commerce and other services	296,404		631,264
Sales of goods	88,736		212,061

Total revenue	788,017		1,596,954

Cost of revenue
Cost of service
Digital Entertainment	(179,594)		(299,231)
E-commerce and other services	(372,796)		(673,815)
Cost of goods sold	(98,727)		(216,282)

Total cost of revenue	(651,117)		(1,189,328)

Gross profit	136,900		407,626

Operating income (expenses)
Other operating income	5,890		57,925
Sales and marketing expenses	(376,052)		(694,665)
General and administrative expenses	(176,895)		(271,480)
Research and development expenses	(63,568)		(139,933)

Total operating expenses	(610,625)		(1,048,153)

Operating loss	(473,725)		(640,527)
Interest income	14,812		15,206
Interest expense	(20,248)		(67,927)
Investment gain, net	2,913		58,968
Changes in fair value of convertible notes	(467,876	)(1)	(87)
Foreign exchange (loss) gain	(1,591)		12,687

Loss before income tax and share of results of equity investees	(945,715)		(621,680)
Income tax expense	(22,483)		(51,058)
Share of results of equity investees	(1,507)		(1,588)

Net loss	(969,705)		(674,326)

Net profit attributable to non-controlling interests	(1,717)		(148)

Net loss attributable to Sea Limited’s ordinary shareholders	(971,422)		(674,474)

Loss per share:
Basic and diluted	(2.35)		(1.45)

Weighted average shares used in loss per share computation:
Basic and diluted	412,857,316		464,344,956

(1) Fair value loss of $467.9 million on the 2017 convertible notes was recorded as our share prices during the first half of 2019 significantly exceeded the conversion prices of the 2017 convertible notes.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2019	2020
	$	$
ASSETS
Current assets
Cash and cash equivalents	3,118,988	3,432,782
Restricted cash	434,938	677,528
Accounts receivable, net	187,035	243,889
Prepaid expenses and other assets	535,187	810,207
Inventories, net	26,932	61,178
Short-term investments	102,324	14,740
Amounts due from related parties	4,735	10,710
Total current assets	4,410,139	5,251,034

Non-current assets
Property and equipment, net	318,620	327,724
Operating lease right-of-use assets, net	182,965	195,729
Intangible assets, net	15,020	37,112
Long-term investments	113,797	195,196
Prepaid expenses and other assets	65,684	267,376
Restricted cash	16,652	19,434
Deferred tax assets	70,340	87,322
Goodwill	30,952	223,342
Total non-current assets	814,030	1,353,235
Total assets	5,224,169	6,604,269

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UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2019	2020
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	69,370	96,722
Accrued expenses and other payables	980,805	1,357,036
Advances from customers	65,062	100,194
Amounts due to related parties	34,990	48,283
Short-term borrowings	1,258	–
Operating lease liabilities	56,320	62,645
Deferred revenue	1,097,868	1,280,933
Convertible notes	29,481	–
Income tax payable	27,212	41,117
Total current liabilities	2,362,366	2,986,930

Non-current liabilities
Accrued expenses and other payables	25,802	26,551
Long-term borrowings	358	–
Operating lease liabilities	144,000	144,919
Deferred revenue	160,708	443,309
Convertible notes	1,356,332	2,109,176
Deferred tax liabilities	975	842
Unrecognized tax benefits	976	107
Total non-current liabilities	1,689,151	2,724,904
Total liabilities	4,051,517	5,711,834

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UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2019	2020
	$	$
Shareholders’ equity
Class A Ordinary shares	154	163
Class B Ordinary shares	76	76
Additional paid-in capital	4,687,284	5,068,728
Accumulated other comprehensive income (loss)	5,449	(10,161)
Statutory reserves	46	112
Accumulated deficit	(3,530,585)	(4,205,125)

Total Sea Limited shareholders’ equity	1,162,424	853,793
Non-controlling interests	10,228	38,642
Total shareholders’ equity	1,172,652	892,435
Total liabilities and shareholders’ equity	5,224,169	6,604,269

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Six Months ended June 30,
	2019	2020
	$	$
Net cash generated from operating activities	7,730	74,446
Net cash used in investing activities	(164,632)	(310,812)
Net cash generated from financing activities	1,532,319	786,837
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	10,175	8,695
Net increase in cash, cash equivalents and restricted cash	1,385,592	559,166
Cash, cash equivalents and restricted cash at beginning of the period	1,259,312	3,570,578
Cash, cash equivalents and restricted cash at end of the period	2,644,904	4,129,744

Our cash flows for the six months ended June 30, 2020 reflect a reallocation of certain items that were reported in net cash used in operating activities for the three months ended March 31, 2020 to net cash used in investing and financing activities for that period. If such reallocation had been applied to our first quarter 2020 cash flows which were disclosed in our first quarter 2020 earnings release and in the financial statements for three months ended March 31, 2020 included as an exhibit to our Report on Form 6-K furnished with the U.S. Securities and Exchange Commission on May 18, 2020, net cash used in operating activities would have changed from US$(223.7) million to US$(63.4) million, net cash used in investing activities would have changed from US$(147.1) million to US$(238.1) million, and net cash used in financing activities would have changed from US$(24.8) million to US$(94.1) million. The reallocation has no impact on, and does not change, total cash flows or cash and cash equivalents for the same period.  The reallocation is mainly related to loans and certain deposits in our businesses, and we believe such reallocation better reflects the nature of our business activities. The cash flows for the six months ended June 30, 2020 have consistently applied the same allocation.

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UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30, 2020
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	383,946	443,035	11,687	43,366	-	882,034
Operating income (loss)	167,027	(344,842)	(99,227)	(13,393)	(82,373)	(372,808)
Non-operating income, net						7,612
Income tax expense						(27,821)
Share of results of equity investees						(518)
Net loss						(393,535)

	For the Three Months ended June 30, 2019
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	229,478	162,615	2,067	41,991	-	436,151
Operating income (loss)	98,126	(269,648)	(18,564)	(7,868)	(36,565)	(234,519)
Non-operating loss, net						(29,210)
Income tax expense						(15,278)
Share of results of equity investees						(1,089)
Net loss						(280,096)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

20